Nasdaq Regulation

Nasdaq

**Arnold Golub**
Vice President
Deputy General Counsel

April 28, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 28, 2022, The Nasdaq Stock Market LLC (the "Exchange") received Zapp Electric Vehicles Group Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, par value of $0.0001 per share
Redeemable warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per ordinary share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,